May 11, 2006

Mr. John Cash

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kubota Corporation

Form 20-F for the year ended March 31, 2005

File No. 1-07294

Dear Mr. Cash:

Set forth below is our follow-up response to comment no. 8 of the comments of the staff of the Securities and Exchange Commission (the “SEC”) in your letter dated March 20, 2006, with respect to the annual report on Form 20-F of Kubota Corporation (the “Company”) for the year ended March 31, 2005. Previously, we submitted to you a letter dated April 19, 2006 setting forth our responses to the other comments. In that letter, we stated that, with respect to comment no. 8, the Company was reviewing the analysis it made with respect to the issues presented by that comment. The Company has completed the analysis and sets forth the result thereof below. For your convenience, we have included the text of comment no. 8 below.

Note 13. Supplemental Expense Information - Loss (Gain) from Disposal and Impairment of Business and Fixed Assets, page 46

8.	Tell us what consideration was given to presenting the sale of your subsidiary that operated a golf course and the sale of your subsidiary that operated a rental computer service business as discontinued operations under SFAS 144.

Response:	The Company had not reported the results of operations of the two subsidiaries, which were sold in the fiscal year ended March 31, 2005, as discontinued operations.

However, in response to comments the Company received from the SEC staff in connection with its review of the Company’s Form 20-F for the year ended March 31, 2005, the Company reviewed the analysis it made and consulted the Company’s independent auditors with regard to the presentation of the sales of two subsidiaries referred to in this comment and has come to the conclusion that one of two subsidiaries concerned, the one that operated a golf course, should have been accounted for as discontinued operations.

Accordingly, the Company will prepare and file with the SEC an amendment to its Form 20-F for the year ended March 31, 2005 reflecting the restatement of its consolidated financial statements as described above, as soon as practicable.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax (81-6-6648-2632).

Very truly yours,

/s/ Hirokazu Nara
Hirokazu Nara
Director
(Principal Financial and Accounting Officer, Kubota Corporation)

cc:	Jean Baker

Mindy Hooker

(Division of Corporation Finance,

Securities and Exchange Commission)

Izumi Akai

Yoichiro Taniguchi

(Sullivan & Cromwell LLP)